
June 1, 2015

<u>Via E-mail</u>
Phillip Goldstein
Bulldog Investors, LLC
Park 80 West
250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663

> **Re:** **Hill International, Inc.**
> **Definitive Additional Materials on Schedule 14A**
> **Filed May 26 and June 1, 2015 by Bulldog Investors, LLC**
> **File No. 001-33961**

Dear Mr. Goldstein:

We have reviewed your filings and have the following comments.

<u>Definitive Additional Materials Filed May 26, 2015</u>

1. Please refrain from making statements that could be viewed as impugning the character of other parties as contemplated by Rule 14a-9. In particular, please refrain from making claims similar to the following in future filings without qualifying the statements as your opinion or belief, and provide an adequate supporting basis for this particular statement with your response:

   - "It is apparent that the Board and the Richters are conflicted."

2. Each time you direct shareholders to submit their votes using the green proxy card, disclose that the company has advised you that your director nominees and proposals will not be considered or voted on at the annual meeting.

<u>Definitive Additional Materials Filed June 1, 2015</u>

3. See comment 2 above. Each time you direct shareholders to submit their votes using the green proxy card in any additional soliciting materials, disclose that the company has advised you that your director nominees and proposals will not be considered or voted on at the annual meeting.

Please contact me at (202) 551-3589 or Christina Chalk, Senior Special Counsel, at (202) 551-3263 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions